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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                            WM. WRIGLEY JR. COMPANY
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)


                                  982526 10 5
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                                 (CUSIP Number)


                          Marshall E. Eisenberg, Esq.
                            Neal, Gerber & Eisenberg
                            Two North LaSalle Street
                            Chicago, Illinois 60602
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               December 28, 2001
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (continued on following pages)

                               Page 1 of 5 Pages


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CUSIP NO. 982526 10 5             13D                          PAGE 2 OF 5 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

    William Wrigley, Jr.             ###-##-####
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    N/A
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
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                7   SOLE VOTING POWER

                    Has sole voting power over 38,349,384 shares of Common
                    Stock and 24,705,570 shares of Class B Common Stock. Each
  NUMBER OF         share of Common Stock is entitled to one vote per share
                    while each share of Class B Common Stock is entitled to ten
   SHARES           votes per share. Each share of Class B Common Stock is
                    convertible into Common Stock.
BENEFICIALLY   -----------------------------------------------------------------
                8   SHARED VOTING POWER
OWNED BY EACH
                    0
  REPORTING    -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
   PERSON
                    Has sole dispositive power over 36,879,720 shares of Common
    WITH            Stock and 23,970,738 shares of Class B Common Stock.
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    Has shared dispositive power over 509,664 shares of Common Stock and 254,832 shares of Class B Common Stock.
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     63,054,954 of which 24,705,570 shares are Class B Common Stock convertible into Common Stock.
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.0% of Common Stock; 57.8% of Class B Common Stock; pursuant to Rule 13d-3(d)(1)(i)(B) deemed to own 30.4% of the issued and outstanding Common Stock.
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
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CUSIP NO. 982526 10 5             13D                          PAGE 3 OF 5 PAGES
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         Except as specifically amended hereby, all other provisions of Mr.
Wrigley, Jr.'s Schedule 13D filed on April 8, 1999, as amended by Amendment No.
1 thereto filed on January 12, 2001 and Amendment No. 2 thereto filed on February 23, 2001, remain in full force and effect. Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in such Schedule 13D.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

         (a) Mr. Wrigley, Jr. is the beneficial owner (prior to the disclaimer of beneficial interest as described herein) of 38,349,384 shares of Common Stock, representing 21.0% of the issued and outstanding shares of Common Stock, and 24,705,570 shares of Class B Common Stock, representing 57.8% of the issued and outstanding shares of Class B Common Stock. Of these Shares, Mr. Wrigley, Jr. disclaims any beneficial interest in 31,042,629 shares of Common Stock and 17,681,249 shares of Class B Common Stock. Shares of Class B Common Stock are entitled to ten votes per share, are subject to restrictions on transfer and are convertible at any time at the option of the holder into shares of Common Stock on a share-for-share basis. Pursuant to Rule 13d-3(d)(1)(i)(B) under the Securities Exchange Act of 1934, Mr. Wrigley is deemed to beneficially own 63,054,954 shares of Common Stock, representing 30.4% of the issued and outstanding shares, after giving effect to the assumed conversion by Mr. Wrigley, Jr. of the shares of Class B Common Stock. The ownership percentages set forth herein are based upon 182,498,865 shares of Common Stock and 42,716,129 shares of Class B Common Stock outstanding as of October 31, 2001, as reported in the Company's Form 10-Q for the quarterly period ended September 30, 2001.

         (b) The number of shares as to which Mr. Wrigley, Jr. has the sole power to vote or to dispose, or the shared power to vote or to dispose is as follows:

         Sole voting power:           38,349,384 shares of Common Stock
                                      24,705,570 shares of Class B Common Stock

         Shared voting power:         0

         Sole dispositive power:      36,879,720 shares of Common Stock
                                      23,970,738 shares of Class B Common Stock

         Shared dispositive power:    509,664 shares of Common Stock
                                      254,832 shares of Class B Common Stock

         In a complaint filed on January 8, 2001 in the Circuit Court of Cook County, Illinois against Mr. Wrigley, Jr. and the other defendants named therein, the plaintiff alleges that Mr. Wrigley, Jr. does not have any voting or dispositive power (whether sole or shared) with respect to an aggregate of 7,240,824 Shares (on a pre-split basis) included in the table above. These Shares are comprised of 4,827,216 shares of Common Stock and 2,413,608 shares of Class B Common Stock (on a pre-split basis), as to which Mr. Wrigley, Jr. believes he is vested with sole voting and dispositive power and which shares are included in the table above. Mr. Wrigley, Jr. believes the allegations in the complaint are erroneous and he therefore will defend the action.

         (c) None.

         (d) A number of individuals and entities, including Mr. Wrigley, Jr., have an economic interest in and the right to receive dividends from, or the proceeds from the sale of, such Shares as beneficiaries of various trusts over which Mr. Wrigley, Jr. is a trustee or co-trustee and as beneficial owners or otherwise.

         (e) Not applicable.



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CUSIP NO. 982526 10 5             13D                          PAGE 4 OF 5 PAGES
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ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
TO SECURITIES OF THE ISSUER.

         Mr. Wrigley, Jr. entered into an agreement with Santa Catalina Island Company, a Delaware corporation, effective as of December 28, 2001, pursuant to which, Mr. Wrigley, Jr. holds an irrevocable proxy to vote the 960,000 shares of Common Stock and 480,000 shares of Class B Common Stock owned by Santa Catalina Island Company (or certain permitted transferees). In addition, pursuant to the agreement, Mr. Wrigley, Jr. has the right to purchase at the then current market price any shares Santa Catalina Island Company (or certain permitted transferees) intends to sell.

ITEM 7.     EXHIBITS.

         Irrevocable Proxy, dated December 31, 2001, executed by Santa Catalina Island Company in favor of William Wrigley, Jr.







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CUSIP NO. 982526 10 5             13D                          PAGE 5 OF 5 PAGES
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 7, 2002



                                             /s/  William Wrigley, Jr.
                                             -----------------------------------
                                                  William Wrigley, Jr.